CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Notes Due 2019	$171,041,114.78	$19,823.67

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated January 11, 2017	Pricing Supplement No. 1,627 to Registration Statement No. 333-200365 Dated June 13, 2017 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES J

Euro Floating Rate Senior Registered Notes Due 2019

We, Morgan Stanley, may not redeem the Global Medium-Term Notes, Series J, Euro Floating Rate Senior Registered Notes Due 2019 (the “notes”) prior to the maturity thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

Application will be made to the Financial Conduct Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for the notes described herein to be admitted to the Official List of the UK Listing Authority and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc after the original issue date. No assurance can be given that such applications will be granted.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Investing in the notes involves risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus.

Principal Amount:	€152,000,000
Maturity Date:	February 15, 2019
Settlement Date (Original Issue Date):	June 16, 2017 (T+3)
Interest Accrual Date:	June 16, 2017
Issue Price:	100.372%
Specified Currency:	Euro (“€”)
Redemption Percentage at Maturity:	100%
Base Rate:	EURIBOR
Spread (Plus or Minus):	Plus 0.40%
Index Maturity:	Three months
Initial Interest Rate:	The Base Rate plus 0.40%; to be determined by the Calculation Agent on the second TARGET Settlement Day immediately preceding the Original Issue Date

Interest Payment Period:	Quarterly
Interest Reset Dates:	Each February 15, May 15, August 15 and November 15, commencing August 15, 2017
Interest Reset Period:	Quarterly
Interest Reset Dates:	Each Interest Payment Date
Interest Determination Dates:	The second TARGET Settlement Day immediately preceding each Interest Reset Date
Business Days:	London, TARGET Settlement Day and New York
Tax Redemption and Payment of Additional Amounts:	Yes
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

(continued on next page)

We describe how interest on the notes is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

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Reporting Service: Calculation Agent: Common Code: ISIN: Form of Notes:

Page EURIBOR01

The Bank of New York Mellon, London Branch (as successor Calculation Agent to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))

163398109

XS1633981094

Global note registered in the name of a nominee of a common safekeeper for Euroclear and Clearstream, Luxembourg; issued under the New Safekeeping Structure

Eurosystem Eligibility:

Intended to be Eurosystem eligible, which means that the notes are intended upon issue to be deposited with an international central securities depository (“ICSD”) as common safekeeper, and registered in the name of a nominee of an ICSD acting as common safekeeper, and does not necessarily mean that the notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon the European Central Bank being satisfied that Eurosystem eligibility criteria have been met.

	Other Provisions:	None

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United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder. Please see “United States Federal Taxation—Tax Consequences to U.S. Holders—Payments on the Notes—Foreign Currency Notes” in the accompanying prospectus supplement.

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On June 13, 2017, we agreed to sell to Morgan Stanley & Co. International plc (“MSIP”), and MSIP agreed to purchase, the principal amount of notes set forth on the cover of this pricing supplement at a net price of 100.222%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes. The purchase price equals the stated issue price of 100.372%, plus accrued interest, if any, less a combined management and underwriting commission of 0.15% of the principal amount of the notes.

MSIP is our wholly-owned subsidiary. MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”).  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

In addition to the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to Canada:

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the managers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus), effectuated by the common safekeeper for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes, the common safekeeper’s effectuation of the notes, and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated January 11, 2017, which is Exhibit 5.1 to the Form 8-K filed by Morgan Stanley on January 11, 2017. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.

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